

Outerbridge
CAPITAL MANAGEMENT, LLC

October 22, 2020

Barnes & Noble Education, Inc.
120 Mountain View Boulevard
Basking Ridge, NJ 07920

RE: Exemption Request

Dear Ladies and Gentlemen:

Reference is made to the Rights Agreement, dated March 25, 2020, by and between Barnes & Noble Education, Inc. (the "Company"), and Computershare Trust Company, N.A. (as amended, the "Rights Agreement"), which generally imposes certain restrictions on Persons that beneficially own 10% or more of the Company's Common Stock. Except as otherwise indicated, terms used but not defined herein have the meanings provided in the Rights Agreement.

As of the date hereof, Outerbridge Capital Management, LLC (the "Investment Manager"), Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace (collectively, the "Existing Outerbridge Parties") share beneficial ownership of shares of Common Stock totaling, in the aggregate, 6,499,621 shares, or approximately 13.5% of the Common Stock issued and outstanding on the date hereof, which beneficial ownership the Investment Manager may elect to increase or decrease subject to the terms of the Cooperation Agreement and this letter agreement (the "Outerbridge Shares"). The Existing Outerbridge Parties and the Company previously entered into a Cooperation Agreement, dated as of July 20, 2020 (the "Cooperation Agreement").

As previously discussed, (i) the Existing Outerbridge Parties intend to transfer (the "Proposed Transfer") the Outerbridge Shares to an Affiliate of the Existing Outerbridge Parties, Outerbridge Special Opportunities Fund, LP, a Delaware limited partnership for which Outerbridge Special Opportunities GP, LLC (together with Outerbridge Special Opportunities Fund, LP, the "New Outerbridge Parties" and, together with the Existing Outerbridge Parties, the "Outerbridge Parties") will serve as the general partner, and (ii) immediately following the Proposed Transfer the beneficial ownership of the Outerbridge Shares will be shared by the New Outerbridge Parties, Outerbridge Capital Management, LLC and Rory Wallace. We hereby represent and warrant that the New Outerbridge Parties (i) are controlled by Rory Wallace and (ii) Outerbridge Special Opportunities Fund, LP is a new investment vehicle that carries a 2-year lock-up for the underlying limited partners.[1]

In connection with the foregoing, the Outerbridge Parties hereby request that the Board of Directors of the Company determine that the Outerbridge Parties shall be deemed to be an "Exempt Person" under the Rights Agreement, subject to the terms and conditions described below (the "Exemption").

In order to induce the Company to grant the Exemption, each Outerbridge Party covenants, agrees, represents, and warrants as follows:

1. As long as the Rights Agreement is in effect, the Outerbridge Parties, together with their Affiliates and Associates, will not purchase or cause to be purchased or otherwise acquire or

[1] Outerbridge Special Opportunities GP, LLC, in its sole discretion as general partner of Outerbridge Special Opportunities Fund, LP, may distribute either cash or securities prior to the end of the 2-year lock-up period.

767 Third Avenue, 11th Floor | New York, New York 10017 | 347.493.0350

agree to acquire beneficial ownership of any Voting Securities (as defined in the Cooperation Agreement), if in any such case, immediately after the taking of such action, the Outerbridge Parties, together with their Affiliates and Associates, would, in the aggregate, collectively beneficially own, or have an economic interest in, an amount that would equal or exceed 14.9% of the then outstanding shares of Common Stock; and

2. By executing this letter agreement, the New Outerbridge Parties shall become parties to the Cooperation Agreement and hereby agree to be bound by the terms, covenants and other provisions of the Cooperation Agreement applicable to Outerbridge (as defined therein), with the same force and effect as if originally parties thereto.

Each Outerbridge Party acknowledges and agrees that the Company is relying on the representations, warranties and covenants set forth herein in granting the Exemption, and the rights and privileges afforded to the Outerbridge Parties under the Exemption are conditioned upon the present and continuing accuracy and fulfillment of such representations, warranties, and covenants.

The Company shall provide the Outerbridge Parties with at least 30 days prior written notice to the extent that it intends to terminate or modify the rights and privileges afforded to the Outerbridge Parties under the Exemption. Notwithstanding anything in this letter agreement to the contrary, the Company may immediately terminate the rights and privileges afforded to the Outerbridge Parties under the Exemption upon any breach by any Outerbridge Party of the representations, warranties, or covenants herein.

Please indicate your agreement and acknowledgement of the foregoing, and the granting by the Company of the Exemption, by executing this letter agreement in the space provided below.

[Remainder of this page intentionally left blank.]

Sincerely,

OUTERBRIDGE CAPITAL MANAGEMENT, LLC



By: _____
      Name: Rory Wallace
      Title: Managing Member

OUTERBRIDGE MASTER FUND LP



By: _____
      Name: Rory Wallace
      Title: Managing Member of Outerbridge GP,
              LLC, its general partner

OUTERBRIDGE GP, LLC



By: _____
      Name: Rory Wallace
      Title: Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND, LP



By: _____
      Name: Rory Wallace
      Title: Managing Member of Outerbridge Special
              Opportunities GP, LLC, its general partner

OUTERBRIDGE SPECIAL OPPORTUNITIES GP, LLC



By: _____
      Name: Rory Wallace
      Title: Managing Member

RORY WALLACE

_____
Rory Wallace

Acknowledged and agreed, as of October 22, 2020.

Barnes & Noble Education, Inc.



By: _____
      Name: Michael C. Miller
      Title: Executive Vice President,
               Corporate Strategy and General Counsel